SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2016

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MINUTE OF THE ONE HUNDRED AND SIXTY-FOUR ANNUAL GENERAL MEETING OF CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS

NIRE 53300000859

At twenty-eight days of December 2015, at 3PM at the head office of the Company, Setor Comercial Norte, Square 04, Block "B", No. 100, 2nd floor, of the VARIG Business Center Building - Brasília - DF, taking part the holders of common shares in sufficient numbers for opening of the General Meeting, following the established on the sheet 72 the Attendance Book #4, happened the One Hundred and Sixty-Fourth Extraordinary General Meeting Centrais Elétricas Brasileiras S.A. - Eletrobras, an Open Company, registered in the National Register of Legal Entities of the Ministry of Finance under No. 00001180/0001-26. Assumed the presidency of the work, in accordance with article 42 of the Statute, the Chief Financial Officer and Investor Relations Officer, Mr. ARMANDO  CASADO DE ARAUJO, replacing the president of Eletrobras, Mr. JOSÉ DA COSTA CARVALHO NETO, who declared the session opened and indicated me, MARIA SILVIA SAMPAIO SANT 'ANNA, to act as secretary, which was approved by all. Then he invited to compose the table the representative of the Union, Dr. LUIZ FREDERICO DE BESSA FLEURY, accredited by Ordinance/PGFN No. 811, of November 10, 2015; Mr. DANIEL ALVES FERREIRA, representative of funds: a) Santander - JP MORGAN CHASE BANK; b) J.P. MORGAN S.A. - BRITISH COAL STAFF SUPERANNUATION SCHEME; BUREAU OF LABOR FUNDS - LABOR RETIREMENT FUND (253791-8; 253794-2; 253792-6; 253794-2; 253791-8);  BUREAU OF LABOR FUNDS-LABOR PENSION FUND (253773-0;  253772-1; 252107-8); PUBLIC EMPLOYEES RETIREMENT SYSTEM OF OHIO; THE BOEING COMPANY EMPLOYEE RETIREMENT PLANS MASTER TRUST; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ400045833; VANGUARD TOTAL INTERNATIONAL STOCK INDEX FUND, A SERIES OF VANGUARD STAR FUNDS; c) CITIBANK -  FIDELITY SALEM STREET TRUST: SPARTAN EMERGING MARKETS INDEX FUND; GMO ALPHA ONLY FUND, A SERIES OF GMO TRUST; GMO GLOBAL REAL RETURN (UCITS) FUND, A SUB-FUND OF GMO FUNDS PLC (236983-7; 236983-7) ; SCHWAB FUNDAMENTAL EMERGING MARKETS LARGE COMPANY INDEX FUND (219039-0; 242640-7); VANGUARD EMERGING MARKETS STOCK INDEX FUND; VANGUARD FTSE ALL-WORLD EX-US INDEX FUND, A SERIES OF VANGUARD INTERNATIONAL EQUITY INDEX FUNDS; VANGUARD FUNDS PUBLIC LIMITED COMPANY (239020-8; 239021-6); VANGUARD TOTAL WORLD STOCK INDEX FUND, A SERIES OF VANGUARD INTERNATIONAL EQUITY INDEX FUNDS; WMC GEM SYSTEMATIC EQUITY FUND; LEGAL AND GENERAL ASSURANCE (PENSIONS MANAGEMENT) LTD. (205591-3; 247154-2; 235559-3; 240625-2; 243154-0; 235477-5); LEGAL AND GENERAL ASSURANCE SOCIETY LIMITED; STICHTING PGGM DEPOSITARY (241084-5; 232658-5); NORGES BANK (246329-9; 245633-0); SCHOOL EMPLOYEES RETIREMENT SYSTEM OF OHIO; BP PENSION FUND; CITY OF NEW YORK GROUP TRUST (243361-6; 243349-7); GMAM INVESTMENT FUNDS TRUST; KAISER PERMANENTE GROUP TRUST; LEGATO CAPITAL MANAGEMENT INVESTMENTS, LLC; MAINSTAY VP EMERGING MARKETS EQUITY PORTFOLIO; MANAGED PENSION FUNDS LIMITED (211042-6; 233512-6; 209686-5); SCHWAB FUNDAMENTAL EMERGING MARKETS LARGE COMPANY INDEX ETF; STATE OF OREGON; THE GOVERNMENT OF THE PROVINCE OF ALBERTA; THE MONETARY AUTHORITY OF SINGAPORE; THE TIFF KEYSTONE FUND, L.P.; TIFF MULTI-ASSET FUND; TRILOGY INVESTMENT FUNDS PLC; WASHINGTON STATE INVESTMENT BOARD; XEROX CORPORATION RETIREMENT & SAVINGS PLAN; ACADIAN EMERGING MARKETS SMALL CAP EQUITY FUND LLC; DELAWARE GROUP GLOBAL & INTERNATIONAL FUNDS - DELAWARE EMERGING MARKETS FUND; DELAWARE VIP TRUST - DELAWARE VIP EMERGING MARKETS SERIES; PUBLIC EMPLOYEES RETIREMENT SYSTEM OF MISSISSIPPI;

RUSSELL INSTITUTIONAL FUNDS, LLC - RUSSELL MULTI-ASSET CORE PLUS FUND; SMITHFIELD FOODS MASTER TRUST; THE BOARD OF REGENTS OF THE UNIVERSITY OF TEXAS SYSTEM; UPS GROUP TRUST; POWERSHARES FTSE RAFI EMERGING MARKETS PORTFOLIO; POWERSHARES S&P EMERGING MARKETS HIGH BETA PORTFOLIO; VALERO ENERGY CORPORATION PENSION PLAN; CATERPILLAR INVESTMENT TRUST; THE ILLINOIS MUNICIPAL EMPLOYEES RETIREMENT FUND; UTAH STATE RETIREMENT SYSTEMS; PUBLIC EMPLOYEES RETIREMENT ASSOCIATION OF NEW MEXICO; FIDELITY INVESTMENT FUNDS - FIDELITY INDEX EMERGING MARKETS FUND; JNL/MELLON CAPITAL EMERGING MARKETS INDEX FUND; OHIO POLICE AND FIRE PENSION FUND; PUBLIC EMPLOYEES RETIREMENT SYSTEM OF OHIO; STATE OF NEW MEXICO STATE INVESTMENT COUNCIL; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ400045828; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ400045829; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ400045833; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ400045835; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MUTB400045792; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MUTB400045795; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MUTB400045796; VANGUARD INVESTMENT SERIES, PLC; VANGUARD TOTAL INTERNATIONAL STOCK INDEX FUND, A SERIES OF VANGUARD STAR FUNDS; FIDELITY SALEM STREET TRUST: SPARTAN EMERGING MARKETS INDEX FUND; FIDELITY SALEM STREET TRUST: SPARTAN GLOBAL EX U.S. INDEX FUND; FIRST TRUST BRAZIL ALPHADEX FUND; FIRST TRUST EMERGING MARKETS SMALL CAP ALPHADEX FUND; JAPAN TRUSTEE SERVICES BANK, LTD. RE: STB DAIWA EMERGING EQUITY FUNDAMENTAL INDEX MOTHER FUND; SSGA EMERGING MARKETS FUND; SSGA MSCI BRAZIL INDEX NON-LENDING QP COMMON TRUST FUND; STATE OF MINNESOTA STATE EMPLOYEES RETIREMENT PLAN; STATE OF NEW JERSEY COMMON PENSION FUND D; STATE STREET ACTIVE EMERGING MARKETS SECURITIES LENDING COMMON TRUST FUND; STATE STREET BANK AND TRUST COMPANY INVESTMENT FUNDS FOR TAX EXEMPT RETIREMENT PLANS (210746-8; 210747-6); TEACHER RETIREMENT SYSTEM OF TEXAS (231235-5; 234161-4; 212097-9); TEACHERS RETIREMENT SYSTEM OF THE STATE OF ILLINOIS; THE CALIFORNIA STATE TEACHERS RETIREMENT SYSTEM; THE MONETARY AUTHORITY OF SINGAPORE; THE TIFF KEYSTONE FUND, L.P.; TIAA-CREF FUNDS - TIAA-CREF EMERGING MARKETS EQUITY INDEX FUND; TIFF MULTI-ASSET FUND; UAW RETIREE MEDICAL BENEFITS TRUST (245540-7; 245534-2; 245539-3); WASHINGTON STATE INVESTMENT BOARD; JAPAN TRUSTEE SERVICES BANK, LTD. SMTB EMERGING EQUITY MOTHER FUND; ACADIAN EMERGING MARKETS EQUITY FUND; ACADIAN EMERGING MARKETS SMALL CAP EQUITY FUND LLC; ADVISORS INNER CIRCLE FUND - ACADIAN EMERGING MARKETS PORTFOLIO; ALASKA PERMANENT FUND; AT&T UNION WELFARE BENEFIT TRUST; BELL ATLANTIC MASTER TRUST; BELLSOUTH CORPORATION RFA VEBA TRUST; CF DV EMERGING MARKETS STOCK INDEX FUND; DELAWARE VIP TRUST - DELAWARE VIP EMERGING MARKETS SERIES; EATON VANCE COLLECTIVE INVESTMENT TRUST FOR EMPLOYEE BENEFIT PLANS - EMERGING MARKETS EQUITY FUND; EMPLOYEES RETIREMENT SYSTEM OF THE STATE OF HAWAII; EVANGELICAL LUTHERAN CHURCH IN AMERICA BOARD OF PENSIONS; FLORIDA RETIREMENT SYSTEM TRUST FUND; FLORIDA STATE BOARD OF ADMINISTRATION; HEWLETT-PACKARD COMPANY MASTER TRUST; MELLON BANK N.A EMPLOYEE BENEFIT COLLECTIVE INVESTMENT FUND PLAN; PUBLIC EMPLOYEE RETIREMENT SYSTEM OF IDAHO; PUBLIC SECTOR PENSION INVESTMENT BOARD; SMITHFIELD FOODS MASTER TRUST; SOUTHERN CA EDISON CO NUCLEAR FAC QUAL CPUC DECOM M T FOR SAN ONOFRE AND PALO VERDE NUC GEN STATIONS; STATE OF WINSCONSIN INVESTMENT BOARD MASTER TRUST; TD EMERALD HEDGED ALL COUNTRY WORLD INDEX EQUITY POOLED FUND TRUST; TEACHERS' RETIREMENT ALLOWANCES FUND; THE NATURE CONSERVANCY; THE PENSION RESERVES INVESTMENT MANAGEMENT BOARD; UPS GROUP TRUST; ADVANCED SERIES TRUST - AST PARAMETRIC EMERGING MARKETS EQUITY PORTFOLIO;

DREYFUS OPPORTUNITY FUNDS - DREYFUS STRATEGIC BETA EMERGING MARKETS EQUITY FUND; POWERSHARES FTSE RAFI EMERGING MARKETS PORTFOLIO; VOYA EMERGING MARKETS INDEX PORTFOLIO; COMMONWEALTH SUPERANNUATION CORPORATION; FIDELITY SALEM STREET TRUST: FIDELITY SERIES GLOBAL EX U.S. INDEX FUND; FUTURE FUND BOARD OF GUARDIANS; HP INVEST COMMON CONTRACTUAL FUND; NATIONAL RAILROAD RETIREMENT INVESTMENT TRUST; NEW ZEALAND SUPERANNUATION FUND; NORTHERN EMERGING MARKETS EQUITY FUND; NORTHERN TRUST COLLECTIVE ALL COUNTRY WORLD INDEX (ACWI) EX-US FUND-LENDING; NORTHERN TRUST COLLECTIVE EMERGING MARKETS INDEX FUND-LENDING; NTGI - QM COMMON DAILY ALL COUNTRY WORLD EX-US EQUITY INDEX FUND - LENDING; NTGI - QM COMMON DAILY ALL COUNTRY WORLD EX-US INVESTABLE MARKET INDEX FUND - LENDING; NTGI - QM COMMON DAILY EMERGING MARKETS EQUITY INDEX FUND - LENDING; NTGI - QM COMMON DAILY EMERGINGMARKETS EQUITY INDEX FUND-NON LENDING; NTGI - QUANTITATIVE MANAGEMENT COLLECTIVE FUNDS TRUST; PYRAMIS GLOBAL EX U.S. INDEX FUND LP; UTAH STATE RETIREMENT SYSTEMS; WYOMING RETIREMENT SYSTEM; d) ITAU - KOPERNIK GLOBAL ALL-CAP EQUITY FUND (A SUB-FUND HEREBY REPRESENTED BY ITS UMBRELLA FUND HEPTAGON FUND PLC) (9031-7; 9031-7); KOPERNIK GLOBAL ALL-CAP MASTER FUND, LP (8701-4; 8701-4); PUBLIC EMPLOYEES RETIREMENT ASSOCIATION OF NEW MEXICO; MOST DIVERSIFIED PORTFOLIO SICAV; ACADIAN ALL COUNTRY W EX US LS FUND; KOPERNIK GLOBAL REAL ASSET FUND, LP; KOPERNIK GLOBAL UNCONSTRAINED MASTER FUND, LP; and Mr. CARLOS MAURICIO SAKATA MIRANDOLA, representative of the fund 3G Radar Master Equity Fund and shareholder Eduardo Duvivier Neto. The President also recorded the presence of Mrs. PAULA PRADO RODRIGUES COUTO, Head of Investor Relations Department, Mr. ARLINDO SOARES CASTANHEIRA, Assistant of Director ARMANDO CASADO DE ARAUJO, Mr. FRANCISCO DE ASSIS DUARTE DE LIMA Shareholder Rights Management Division, Mrs. FERNANDA  MARIA VIEIRA  LIMA  SCHUERY SOARES, Head of the Corporate Legal Department, Mr. RAFAEL GUSMÃO RODRIGUES DE ANDRADE , Head of the Division of Legal Guidance on Business Operations, all of Eletrobras, and still the presence, regarding the matter related to the disposal of shares control of CELG D, Mrs. BERNARDO TAVARES from IFC, OTÁVIO BASHIR from Ernst and Young, LUIZ MORAIS from Accenture, LIDIANE GONÇALVES, CRISTINA SILVA and ANDERSON OLIVEIRA from BNDES, LUCAS ARRUDA, Representative of KPMG to provide the needed explanations to shareholders. Created the working director’s table, the Chairman declared the 164th Extraordinary General Meeting open and announced that was regularly convened and that the announcements ordered by article 124 of Law No. 6.404/76 were published in the press, and the Call Notice published in the Official Gazette and in Valor Econômico (SP), The Globe and Correio Braziliense in 11.30.2015, 12.01.2015 and 12.02.2015, these ads as follows: "MINISTRY OF MINES AND ENERGY CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - Eletrobras (Open company) CNPJ. No. 00001180/0001-26. We call on the shareholders of Centrais Elétricas Brasileiras S.A. - Eletrobras to meet at the Company's headquarters in Brasilia, Setor Comercial Norte, Square 04, Block "B", number 100, Room 203, VARIG Business Park Building - Brasília - DF, on December 28, 2015, at 3PM, at an Extraordinary General Meeting, to decide on the following Agenda: 1. Decide on the extension of the concession of the subsidiary CELG Distribuição S.A.- CELG D ANEEL number 063/2000, under Decree number 8461 of June 2, 2015, Order of the Agência Nacional de Energia Elétrica 3.540, of October 20, 2015 Official Letter number 3/2015-SE-MME and contractual instrument draft released by ANEEL; 2. Decide on the extension of the concession of the subsidiary Companhia Energética do Piaui - CEPISA ANEEL number 004/2000, under Decree number 8461 of June 2, 2015, Order of the National Electric Energy Agency number 3.540, of October 20, 2015, the Craft Number 3/2015-SE-MME and contractual instrument draft released by ANEEL; 3. Decide on the extension of the concession of the subsidiary Companhia Energética de Alagoas

- CEAL ANEEL number 007/2000, under Decree number 8461 of June 2, 2015, Order of the National Electric Energy Agency number 3,540, of October 20, 2015, Official Circular number 3/2015-SE-MME and contractual instrument draft released by ANEEL 4. Decide on the extension of the concession of the subsidiary Companhia de Eletricidade do Acre - ELETROACRE ANEEL number 006/2000, under Decree number 8461, of June, 2 2015, Order of the National Electric Energy Agency number 3540, of October 20, 2015, the Craft Number 3/2015-SE-MME and contractual instrument draft released by ANEEL 5. Decide on the extension of the concession of the subsidiary Centrais Elétricas de Rondônia S.A. - CERON ANEEL number 005/2000, under Decree number 8461 of June 2, 2015, Order of the National Electric Energy Agency number 3540, of October 20, 2015, Official Circular number 3/2015-SE-MME and contractual instrument draft released by ANEEL 6. To decide on the extension of the concession of the subsidiary Boa Vista Energia S.A. ANEEL number 021/2000, under Decree number 8461 of June 02, 2015 Order of the National Electric Energy Agency number 3540, of October 20, 2015, the Craft Number 3/2015-SE-MME and contractual instrument draft released by ANEEL 7. To decide on the extension of the concession the subsidiary Amazonas Distribuidora de Energia S.A. ANEEL number 020/2000, under Decree number 8461 of June 2, 2015, Order of the National Electric Energy Agency number 3540 of 20 October 2015, Official Letter No. 3 / 2015- SE-MME and contractual instrument draft released by ANEEL 8. To approve the share control of CELG distribuição S.A.- CELG D in privatization auction to be organized by BM&FBOVESPA, as minimum price and conditions set forth in Resolution 11/2015 of National Privatization Council - CND, subject to (i) the approval of the subject matter of item 1 of the agenda and; (ii) approval by ANEEL for the renegotiation of the debt CELG D, in foreign currency, related to the Account Itaipu, to be converted into national currency, with monthly compensation by varying the Special System of Clearance and Custody - SELIC and payment no later than 120 (one hundred twenty) months, considering grace and amortization, as provided in Article 11 of Law 13.182/2015, November 3, 2015; 9. Adopt immediate steps to sell the controlling interest until the end of 2016, the subsidiaries Companhia Energética do Piaui - CEPISA; Companhia Energética de Alagoas - CEAL; Companhia de Eletrecidade do Acre - ELETROACRE; Centrais Elétricas de Rondônia S.A. - CERON; Boa Vista Energia S.A.; Amazonas Distribuidora de Energia S.A. and CELG Distribution S.A.- CELG D, in accordance with applicable law to the National Privatization Plan, in particular the Law No. 9,491/1997; and 10. Adopt immediate steps to enable, by the end of 2016, the capital increase in Companhia Energética do Piaui controlled - CEPISA;Companhia Energética de Alagoas - CEAL; Companhia de Eletricidade do Acre - ELETROACRE; Centrais Elétricas de Rondônia S.A. - CERON; Boa Vista Energia S.A.; and Amazonas Distribuidora de Energia S.A., the controller shareholder Union, through the assignment of pre-emptive rights by Eletrobras, in compliance with Law 6404/1976 and Decree 1.091/1994 in order to meet the goals required for extension of its distribution concessions. Under the first paragraph of Article 126 of Federal Law 6404/1976, as amended ("Law of Corporations") and the decision of I. College of CVM process RJ2014/3578 on November 4th, 2014, the shareholder may be represented at the general meeting: (i) if natural person, by attorney appointed less than 1 (one) year (which is a shareholder of the Company administrator or attorney duly registered in the tables of the lawyers Association of Brazil); (ii) a legal entity, by their legal representatives or by attorney appointed in terms of its charter and in accordance with the rules of the Civil Code; and (iii) if the investment fund, its manager and / or manager, or even by attorney appointed in terms of its charter and in accordance with the rules of the Civil Code. The shareholder or his legal representative, aiming to ensure admission in the Assembly (Article 5, caput, of CVM Instruction number 481 of 17.12.2009), shall submit the following documents: ▪ Official identity document with photo; ▪ Certified copy of the updated articles of incorporation (bylaws or social contract) in case of a legal entity;

▪ Original or certified copy of power of attorney granted by shareholders; and ▪ Original copy of shareholding position statement provided by the depositary or custody, identifying the stockholder. Pursuant to the sole paragraph of Article 43 of the Company's Bylaws, it is requested the delivery of the documents of the shareholder status and its representation up to 72 (seventy-two) hours prior to the Extraordinary General Meeting hereby called, in the Department Investor Relations - DFR, Division of Care Market - DFRM, at Avenida Presidente Vargas, number. 409 - 9th floor, in the city of Rio de Janeiro, State of Rio de Janeiro, from 8 to 12AM and 2 to 5PM. Will be admitted to the Extraordinary General Meeting hereby called, however, all shareholders who appear with the documents needed for participation in the conclave. Decisions shall be taken at the Extraordinary General Meeting hereby called by majority vote, the vote of each shareholder in proportion to their equity interest in the Company's share capital. Is available to shareholders at the Department of Investor Relations - DFR, Division of Care Market -. DFRM, at Avenida Presidente Vargas, No. 409-9 floor in the city of Rio de Janeiro, RJ, and websites of the Company (http://www.eletrobras.com/elb/age/), CVM (www.cvm.gov.br) and BM&FBovespa (www.bmfbovespa.com.br) all relevant documentation the matter It will be discussed at the General Assembly, under Article 135, paragraph 3 of the Law of Corporations and CVM Instruction No. 481, of December 17, 2009, as amended ("CVM Instruction 481"). Brasilia, November 26, 2015. Wagner Bittencourt de Oliveira - President of the Board of Directors. "Shareholders represented by Mr. CARLOS MAURICIO SAKATA MIRANDOLA requested point of order in which required recognition by the controlling shareholder preventing the Union in deliberations governing the renewal of concession in light of conflict of interest in having hands of the Art. 115 of the Corporations Law manifestation of the CVM in the records of PAS RJ2013/6635, decided on 26 May 2015. He recalled also that it is the Company's administrator must declare such conflict if the controller does not do so at the risk of personal joint and several liability pursuant to Art. 117 paragraph two. The President of the Assembly asked for the representative of the Union to speak and he stated that there is not prevention from voting for any of the items of this Document. It was later asked manifestation of the table as the possibility of preventing the Union from voting due to conflict of interest. The President of the table so asked for assessment by the Company's legal area that was manifested in the sense of that the voting impediment is directed to shareholders and that the Chairman could only prevent the vote of the Union where it remains clear conflict of interest and, in this case, not may consider in flagrant illegality, since the CVM's decision was not yet judged. Thus, the conflict of interest could only be checked after the event and was noted that shareholders who feel harmed have a right of action against the Union. Therefore, it was not verified by the evidence table for welcoming the election, which is why the President of the Assembly proceeded to vote on matters on the agenda. The President rectified the years of the contracts to be extended, except for CELG D, it is from 2001 and not 2000, confirming the numbers of constant concession contracts. The shareholders represented by Mr. CARLOS  MAURICIO SAKATA MIRANDOLA requested point of order that required the reversal of the agenda so that item 10 was voted above the other, and the Assembly agreed to the election. Continuing the work, put to the vote on the agenda, having been adopted the following. Decisions: 10. At the request of the controlling shareholder, was removed from the agenda the matter concerning the immediate steps to enable, by the end of 2016, the capital increase in Companhia Energética do Piaui controlled - CEPISA; Companhia Energética de Alagoas - CEAL; Companhia de Eletricidade do Acre - ELETROACRE; Centrais Elétricas de Rondônia S.A. - CERON; Boa Vista Energia S.A.; and Amazonas Distribuidora de Energia S.A., the shareholder Union control by assignment of pre-emptive rights by Eletrobras, in compliance with Law 6,404/1976 and Decree 1091/1994.

Then, he returned to vote on matters in the order set out in the announcement. 1. Approved, by majority, to extend the granting of controlled CELG distribution S.A.- CELG D ANEEL number 063/2000, under Decree number 8461 of June 2, 2015, Order of the National Electric Energy Agency number 3540 of October 20th, 2015, the Craft Number 3/2015-SE-MME and contractual instrument draft released by ANEEL; 2. At requested by the controlling shareholder, was removed from the agenda the matter concerning the extension of the concession of the subsidiary Companhia Energética do Piaui - CEPISA ANEEL number 004/2001, pursuant to Decree number 8461 of June 2nd, 2015, Order of the National Electric Energy Agency number 3540, of October 20, 2015, Official Circular number 3/2015-SE-MME and contractual instrument draft released by ANEEL; 3. At the request of the controlling shareholder, was removed from the agenda the matter concerning the extension of the concession of the subsidiary Companhia Energética de Alagoas - CEAL ANEEL number 007/2001, pursuant to Decree number 8461 of June 2, 2015, the Agency Order National Electricity number 3540, of October 20, 2015, the Craft Number 3/2015-SE-MME and contractual instrument draft released by ANEEL 4. At the request of the controlling shareholder, was removed from the agenda the matter concerning the extension of the concession of the subsidiary Companhia de Eletricidade do Acre - ELETROACRE ANEEL number 006/2001, pursuant to Decree number 8461 of June 2, 2015, Order of the National Electric Energy Agency number 3540, of October 20, 2015, the Craft Number 3/2015-SE-MME and contractual instrument draft released by ANEEL; 5. At the request of the controlling shareholder, was removed from the agenda the matter concerning the granting of subsidiary Centrais Elétricas de Rondônia S.A. - CERON ANEEL number 005/2001, pursuant to Decree number 8461 of June 2nd, 2015, Order of the National Agency Electricity number 3540, of October 20, 2015, the Craft Number 3/2015-SE-MME and contractual instrument draft released by ANEEL; 6. At the request of the controlling shareholder, was removed from the agenda the matter concerning the extension of the concession of the subsidiary Boa Vista Energia S.A. ANEEL number 021/2001, pursuant to Decree number 8461 of June 2nd, 2015, Order of the National Agency Electricity number 3540, of October 20, 2015, the Craft Number 3/2015-SE-MME and contractual instrument draft released by ANEEL; 7. At the request of the controlling shareholder, was removed from the agenda the matter concerning the extension of the concession of the subsidiary Amazonas Distribuidora de Energia S.A. ANEEL number 020/2001, pursuant to Decree number 8461 of June 2, 2015, Order of the National Electric Energy Agency number 3540, of October 20, 2015, the Craft Number 3/2015-IF-MME and contractual instrument draft released by ANEEL; 8. Approved by a majority, the sale of control of CELG distribution S.A.- CELG D in privatization auction to be organized by BM & FBOVESPA, as minimum price and conditions set forth in Resolution 11/2015 of the National Privatization Council - CND, subject to the approval of ANEEL for the renegotiation of the debt CELG D, in foreign currency, related to the Account Itaipú, to be converted into national currency, with monthly compensation by varying the Special System of Clearance and Custody - SELIC and payment within 120 (one hundred twenty) months, considering grace and amortization, as provided in Article 11 of Law 13182/2015, November 3, 2015; and 9. At the request of the controlling shareholder, was removed from the agenda the matter concerning the immediate arrangements for the sale of the controlling interest until the end of 2016, the subsidiaries Companhia Energética do Piaui - CEPISA; Companhia Energética de Alagoas - CEAL; Companhia de Eletricidade do Acre - ELETROACRE; Centrais Elétricas de Rondônia S.A. - CERON; Boa Vista Energia S.A., and Amazonas Distribuidora de Energia S.A., was approved, however, by a majority, the immediate steps to sale the control of CELG distribution S.A.- CELG D by the end of 2016. The funds represented by Mr. DANIEL ALVES FERREIRA voted following voting statements attached to the Document. The votes made in writing, are part of these minutes as an attachment.

Nothing further to discuss, the President closed the One Hundred Sixty-fourth Extraordinary General Shareholders 'Meeting of Centrais Elétricas Brasileiras S.A. - Eletrobras, in which me MARIA SILVIA SAMPAIO SANT' ANNA, Secretary, did these Minutes, which is read and approved, and duly signed.

Brasilia, December 28th 2015.

ARMANDO DE ARAUJO CASADO	LUIZ FREDERICO DE BESSA FLEURY
President	Representative of the Federal Government

DANIEL ALVES FERREIRA

Representative of funds: a) Santander - JP MORGAN CHASE BANK;  b) J.P. MORGAN S.A. - BRITISH COAL STAFF SUPERANNUATION SCHEME; BUREAU OF LABOR FUNDS - LABOR RETIREMENT FUND (253791-8; 253794-2; 253792-6; 253794-2; 253791-8);  BUREAU OF LABOR FUNDS-LABOR PENSION FUND (253773-0;  253772-1; 252107-8); PUBLIC EMPLOYEES RETIREMENT SYSTEM OF OHIO; THE BOEING COMPANY EMPLOYEE RETIREMENT PLANS MASTER TRUST; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ400045833; VANGUARD TOTAL INTERNATIONAL STOCK INDEX FUND, A SERIES OF VANGUARD STAR FUNDS; c) CITIBANK -  FIDELITY SALEM STREET TRUST: SPARTAN EMERGING MARKETS INDEX FUND; GMO ALPHA ONLY FUND, A SERIES OF GMO TRUST; GMO GLOBAL REAL RETURN (UCITS) FUND, A SUB-FUND OF GMO FUNDS PLC (236983-7; 236983-7) ; SCHWAB FUNDAMENTAL EMERGING MARKETS LARGE COMPANY INDEX FUND (219039-0; 242640-7); VANGUARD EMERGING MARKETS STOCK INDEX FUND; VANGUARD FTSE ALL-WORLD EX-US INDEX FUND, A SERIES OF VANGUARD INTERNATIONAL EQUITY INDEX FUNDS; VANGUARD FUNDS PUBLIC LIMITED COMPANY (239020-8; 239021-6); VANGUARD TOTAL WORLD STOCK INDEX FUND, A SERIES OF VANGUARD INTERNATIONAL EQUITY INDEX FUNDS; WMC GEM SYSTEMATIC EQUITY FUND; LEGAL AND GENERAL ASSURANCE (PENSIONS MANAGEMENT) LTD. (205591-3; 247154-2; 235559-3; 240625-2; 243154-0; 235477-5); LEGAL AND GENERAL ASSURANCE SOCIETY LIMITED; STICHTING PGGM DEPOSITARY (241084-5; 232658-5); NORGES BANK (246329-9; 245633-0); SCHOOL EMPLOYEES RETIREMENT SYSTEM OF OHIO; BP PENSION FUND; CITY OF NEW YORK GROUP TRUST (243361-6; 243349-7); GMAM INVESTMENT FUNDS TRUST; KAISER PERMANENTE GROUP TRUST; LEGATO CAPITAL MANAGEMENT INVESTMENTS, LLC; MAINSTAY VP EMERGING MARKETS EQUITY PORTFOLIO; MANAGED PENSION FUNDS LIMITED (211042-6; 233512-6; 209686-5); SCHWAB FUNDAMENTAL EMERGING MARKETS LARGE COMPANY INDEX ETF; STATE OF OREGON; THE GOVERNMENT OF THE PROVINCE OF ALBERTA; THE MONETARY AUTHORITY OF SINGAPORE; THE TIFF KEYSTONE FUND, L.P.; TIFF MULTI-ASSET FUND; TRILOGY INVESTMENT FUNDS PLC; WASHINGTON STATE INVESTMENT BOARD; XEROX CORPORATION RETIREMENT & SAVINGS PLAN; ACADIAN EMERGING MARKETS SMALL CAP EQUITY FUND LLC; DELAWARE GROUP GLOBAL & INTERNATIONAL FUNDS - DELAWARE EMERGING MARKETS FUND; DELAWARE VIP TRUST - DELAWARE VIP EMERGING MARKETS SERIES; PUBLIC EMPLOYEES RETIREMENT SYSTEM OF MISSISSIPPI; RUSSELL INSTITUTIONAL FUNDS, LLC - RUSSELL MULTI-ASSET CORE PLUS FUND; SMITHFIELD FOODS MASTER TRUST;

THE BOARD OF REGENTS OF THE UNIVERSITY OF TEXAS SYSTEM; UPS GROUP TRUST; POWERSHARES FTSE RAFI EMERGING MARKETS PORTFOLIO; POWERSHARES S&P EMERGING MARKETS HIGH BETA PORTFOLIO; VALERO ENERGY CORPORATION PENSION PLAN; CATERPILLAR INVESTMENT TRUST; THE ILLINOIS MUNICIPAL EMPLOYEES RETIREMENT FUND; UTAH STATE RETIREMENT SYSTEMS; PUBLIC EMPLOYEES RETIREMENT ASSOCIATION OF NEW MEXICO; FIDELITY INVESTMENT FUNDS - FIDELITY INDEX EMERGING MARKETS FUND; JNL/MELLON CAPITAL EMERGING MARKETS INDEX FUND; OHIO POLICE AND FIRE PENSION FUND; PUBLIC EMPLOYEES RETIREMENT SYSTEM OF OHIO; STATE OF NEW MEXICO STATE INVESTMENT COUNCIL; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ400045828; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ400045829; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ400045833; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ400045835; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MUTB400045792; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MUTB400045795; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MUTB400045796; VANGUARD INVESTMENT SERIES, PLC; VANGUARD TOTAL INTERNATIONAL STOCK INDEX FUND, A SERIES OF VANGUARD STAR FUNDS; FIDELITY SALEM STREET TRUST: SPARTAN EMERGING MARKETS INDEX FUND; FIDELITY SALEM STREET TRUST: SPARTAN GLOBAL EX U.S. INDEX FUND; FIRST TRUST BRAZIL ALPHADEX FUND; FIRST TRUST EMERGING MARKETS SMALL CAP ALPHADEX FUND; JAPAN TRUSTEE SERVICES BANK, LTD. RE: STB DAIWA EMERGING EQUITY FUNDAMENTAL INDEX MOTHER FUND; SSGA EMERGING MARKETS FUND; SSGA MSCI BRAZIL INDEX NON-LENDING QP COMMON TRUST FUND; STATE OF MINNESOTA STATE EMPLOYEES RETIREMENT PLAN; STATE OF NEW JERSEY COMMON PENSION FUND D; STATE STREET ACTIVE EMERGING MARKETS SECURITIES LENDING COMMON TRUST FUND; STATE STREET BANK AND TRUST COMPANY INVESTMENT FUNDS FOR TAX EXEMPT RETIREMENT PLANS (210746-8; 210747-6); TEACHER RETIREMENT SYSTEM OF TEXAS (231235-5; 234161-4; 212097-9); TEACHERS RETIREMENT SYSTEM OF THE STATE OF ILLINOIS; THE CALIFORNIA STATE TEACHERS RETIREMENT SYSTEM; THE MONETARY AUTHORITY OF SINGAPORE; THE TIFF KEYSTONE FUND, L.P.; TIAA-CREF FUNDS - TIAA-CREF EMERGING MARKETS EQUITY INDEX FUND; TIFF MULTI-ASSET FUND; UAW RETIREE MEDICAL BENEFITS TRUST (245540-7; 245534-2; 245539-3); WASHINGTON STATE INVESTMENT BOARD; JAPAN TRUSTEE SERVICES BANK, LTD. SMTB EMERGING EQUITY MOTHER FUND; ACADIAN EMERGING MARKETS EQUITY FUND; ACADIAN EMERGING MARKETS SMALL CAP EQUITY FUND LLC; ADVISORS INNER CIRCLE FUND - ACADIAN EMERGING MARKETS PORTFOLIO; ALASKA PERMANENT FUND; AT&T UNION WELFARE BENEFIT TRUST; BELL ATLANTIC MASTER TRUST; BELLSOUTH CORPORATION RFA VEBA TRUST; CF DV EMERGING MARKETS STOCK INDEX FUND; DELAWARE VIP TRUST - DELAWARE VIP EMERGING MARKETS SERIES; EATON VANCE COLLECTIVE INVESTMENT TRUST FOR EMPLOYEE BENEFIT PLANS - EMERGING MARKETS EQUITY FUND; EMPLOYEES RETIREMENT SYSTEM OF THE STATE OF HAWAII; EVANGELICAL LUTHERAN CHURCH IN AMERICA BOARD OF PENSIONS; FLORIDA RETIREMENT SYSTEM TRUST FUND; FLORIDA STATE BOARD OF ADMINISTRATION; HEWLETT-PACKARD COMPANY MASTER TRUST; MELLON BANK N.A EMPLOYEE BENEFIT COLLECTIVE INVESTMENT FUND PLAN; PUBLIC EMPLOYEE RETIREMENT SYSTEM OF IDAHO; PUBLIC SECTOR PENSION INVESTMENT BOARD; SMITHFIELD FOODS MASTER TRUST; SOUTHERN CA EDISON CO NUCLEAR FAC QUAL CPUC DECOM M T FOR SAN ONOFRE AND PALO VERDE NUC GEN STATIONS; STATE OF WINSCONSIN INVESTMENT BOARD MASTER TRUST; TD EMERALD HEDGED ALL COUNTRY WORLD INDEX EQUITY POOLED FUND TRUST; TEACHERS' RETIREMENT ALLOWANCES FUND; THE NATURE CONSERVANCY; THE PENSION RESERVES INVESTMENT MANAGEMENT BOARD; UPS GROUP TRUST; ADVANCED SERIES TRUST - AST PARAMETRIC EMERGING MARKETS EQUITY PORTFOLIO; DREYFUS OPPORTUNITY FUNDS - DREYFUS STRATEGIC BETA EMERGING MARKETS EQUITY FUND;

POWERSHARES FTSE RAFI EMERGING MARKETS PORTFOLIO; VOYA EMERGING MARKETS INDEX PORTFOLIO; COMMONWEALTH SUPERANNUATION CORPORATION; FIDELITY SALEM STREET TRUST: FIDELITY SERIES GLOBAL EX U.S. INDEX FUND; FUTURE FUND BOARD OF GUARDIANS; HP INVEST COMMON CONTRACTUAL FUND; NATIONAL RAILROAD RETIREMENT INVESTMENT TRUST; NEW ZEALAND SUPERANNUATION FUND; NORTHERN EMERGING MARKETS EQUITY FUND; NORTHERN TRUST COLLECTIVE ALL COUNTRY WORLD INDEX (ACWI) EX-US FUND-LENDING; NORTHERN TRUST COLLECTIVE EMERGING MARKETS INDEX FUND-LENDING; NTGI - QM COMMON DAILY ALL COUNTRY WORLD EX-US EQUITY INDEX FUND - LENDING; NTGI - QM COMMON DAILY ALL COUNTRY WORLD EX-US INVESTABLE MARKET INDEX FUND - LENDING; NTGI - QM COMMON DAILY EMERGING MARKETS EQUITY INDEX FUND - LENDING; NTGI - QM COMMON DAILY EMERGINGMARKETS EQUITY INDEX FUND-NON LENDING; NTGI - QUANTITATIVE MANAGEMENT COLLECTIVE FUNDS TRUST; PYRAMIS GLOBAL EX U.S. INDEX FUND LP; UTAH STATE RETIREMENT SYSTEMS; WYOMING RETIREMENT SYSTEM; d) ITAU - KOPERNIK GLOBAL ALL-CAP EQUITY FUND (A SUB-FUND HEREBY REPRESENTED BY ITS UMBRELLA FUND HEPTAGON FUND PLC) (9031-7; 9031-7); KOPERNIK GLOBAL ALL-CAP MASTER FUND, LP (8701-4; 8701-4); PUBLIC EMPLOYEES RETIREMENT ASSOCIATION OF NEW MEXICO; MOST DIVERSIFIED PORTFOLIO SICAV; ACADIAN ALL COUNTRY W EX US LS FUND; KOPERNIK GLOBAL REAL ASSET FUND, LP; KOPERNIK GLOBAL UNCONSTRAINED MASTER FUND, LP.

CARLOS MAURICIO SAKATA MIRANDOLA

Representative of 3G Radar Master Equity Fund and of the shareholder Eduardo Duvivier Neto

MARIA SILVIA SAMPAIO SANT'ANNA

Secretary

1 / 3
30/12/2015

MESQUITA PEREIRA, MARCELINO, ALMEIDA, ESTEVES ADVOGADOS

LISTAGEM DE VOTOS - 9836

DADOS DA COMPANHIA

Companhia **CENTRAIS ELETRICAS BRASILEIRAS S.A. ELETROBRAS**
Custodiante CITIBANK N.A.
Data do Evento 12/28/2015 03:00 PM
EVENTO - Assembléia Geral Extraordinária - 1a Convocação
ISIN - BRELETACNOR6 - ELET3

LEGENDA DE VOTO
(A) ABSTER
(C) CONTRA
(F) A FAVOR
(O) OUTROS

PASSAGEIRO	SK	POSIÇAO	CNPJ
ACADIAN EMERGING MARKETS SMALL CAP EQUITY FUND LLC 1/F 2/F 3/F 4/F 5/F 6/F 7/C 8/F 9/F 10/F	238743-6	268000	14.347.931/0001-75
BP PENSION FUND 1/F 2/F 3/F 4/F 5/F 6/F 7/C 8/F 9/F 10/F	245786-8	132300	07.141.099/0001-90
CATERPILLAR INVESTMENT TRUST 1/F 2/F 3/F 4/F 5/F 6/F 7/C 8/F 9/F 10/F	218956-1	114100	09.286.247/0001-90
CITY OF NEW YORK GROUP TRUST 1/F 2/F 3/F 4/F 5/F 6/F 7/C 8/F 9/F 10/F	243361-6	79000	07.506.906/0001-21
CITY OF NEW YORK GROUP TRUST 1/F 2/F 3/F 4/F 5/F 6/F 7/C 8/F 9/F 10/F	243349-7	276200	07.506.906/0001-21
DELAWARE GROUP GLOBAL & INTERNATIONAL FUNDS - DELAWARE EMERGING MARKETS FUND 1/F 2/F 3/F 4/F 5/F 6/F 7/C 8/F 9/F 10/F	217542-0	2140204	08.943.263/0001-46
DELAWARE VIP TRUST - DELAWARE VIP EMERGING MARKETS SERIES 1/F 2/F 3/F 4/F 5/F 6/F 7/C 8/F 9/F 10/F	218003-3	711800	09.037.958/0001-21
FIDELITY SALEM STREET TRUST: SPARTAN EMERGING MARKETS INDEX FUND 1/F 2/F 3/F 4/F 5/F 6/F 7/C 8/F 9/F 10/F	238289-2	49400	14.012.695/0001-36
GMAM INVESTMENT FUNDS TRUST 1/F 2/F 3/F 4/F 5/F 6/F 7/C 8/F 9/F 10/F	236949-7	40300	08.562.736/0001-65
GMO ALPHA ONLY FUND, A SERIES OF GMO TRUST 1/F 2/F 3/F 4/F 5/F 6/F 7/C 8/F 9/F 10/F	234863-5	18600	11.932.039/0001-63
GMO GLOBAL REAL RETURN (UCITS) FUND, A SUB-FUND OF GMO FUNDS PLC 1/F 2/F 3/F 4/F 5/F 6/F 7/C 8/F 9/F 10/F	236983-7	454782	13.289.992/0001-60
JAPAN TRUSTEE SERVICES BANK, LTD. RE: STB DAIWA EMERGING EQUITY FUNDAMENTAL INDEX MOTHER FUND 1/F 2/F 3/F 4/F 5/F 6/F 7/C 8/F 9/F 10/F	235177-6	8500	12.120.411/0001-08
KAISER PERMANENTE GROUP TRUST 1/F 2/F 3/F 4/F 5/F 6/F 7/C 8/F 9/F 10/F	232996-7	95900	11.026.513/0001-98
LEGAL AND GENERAL ASSURANCE (PENSIONS MANAGEMENT) LTD. 1/F 2/F 3/F 4/F 5/F 6/F 7/C 8/F 9/F 10/F	205591-3	823820	05.479.777/0001-02
LEGAL AND GENERAL ASSURANCE (PENSIONS MANAGEMENT) LTD. 1/F 2/F 3/F 4/F 5/F 6/F 7/C 8/F 9/F 10/F	247154-2	18000	05.479.777/0001-02
LEGAL AND GENERAL ASSURANCE (PENSIONS MANAGEMENT) LTD. 1/F 2/F 3/F 4/F 5/F 6/F 7/C 8/F 9/F 10/F	235559-3	542510	05.479.777/0001-02

LEGAL AND GENERAL ASSURANCE (PENSIONS MANAGEMENT) LTD. 1/F 2/F 3/F 4/F 5/F 6/F 7/C 8/F 9/F 10/F	235477-5	110229	05.479.777/0001-02
LEGAL AND GENERAL ASSURANCE (PENSIONS MANAGEMENT) LTD. 1/F 2/F 3/F 4/F 5/F 6/F 7/C 8/F 9/F 10/F	240625-2	30800	05.479.777/0001-02
LEGAL AND GENERAL ASSURANCE (PENSIONS MANAGEMENT) LTD. 1/F 2/F 3/F 4/F 5/F 6/F 7/C 8/F 9/F 10/F	243154-0	18300	05.479.777/0001-02
LEGAL AND GENERAL ASSURANCE SOCIETY LIMITED 1/F 2/F 3/F 4/F 5/F 6/F 7/C 8/F 9/F 10/F	239868-3	113799	05.987.357/0001-29
LEGATO CAPITAL MANAGEMENT INVESTMENTS, LLC 1/F 2/F 3/F 4/F 5/F 6/F 7/F 8/F 9/F 10/F	247042-2	648200	22.184.007/0001-43
MAINSTAY VP EMERGING MARKETS EQUITY PORTFOLIO 1/F 2/F 3/F 4/F 5/F 6/F 7/C 8/F 9/F 10/F	239561-7	70600	14.963.991/0001-12
MANAGED PENSION FUNDS LIMITED 1/F 2/F 3/F 4/F 5/F 6/F 7/C 8/F 9/F 10/F	211042-6	18628	05.839.435/0001-48
MANAGED PENSION FUNDS LIMITED 1/F 2/F 3/F 4/F 5/F 6/F 7/C 8/F 9/F 10/F	209686-5	350860	05.839.435/0001-48
MANAGED PENSION FUNDS LIMITED 1/F 2/F 3/F 4/F 5/F 6/F 7/C 8/F 9/F 10/F	233512-6	141300	05.839.435/0001-48
NORGES BANK 1/F 2/F 3/F 4/F 5/F 6/F 7/F 8/F 9/F 10/F	245633-0	258693	05.839.607/0001-83
NORGES BANK 1/F 2/F 3/F 4/F 5/F 6/F 7/F 8/F 9/F 10/F	246329-9	2406000	05.839.607/0001-83
POWERSHARES FTSE RAFI EMERGING MARKETS PORTFOLIO 1/F 2/F 3/F 4/F 5/F 6/F 7/C 8/F 9/F 10/F	218024-6	228410	09.063.320/0001-65
POWERSHARES S&P EMERGING MARKETS HIGH BETA PORTFOLIO 1/F 2/F 3/F 4/F 5/F 6/F 7/C 8/F 9/F 10/F	239344-4	4800	14.809.527/0001-76
PUBLIC EMPLOYEES RETIREMENT SYSTEM OF MISSISSIPPI 1/F 2/F 3/F 4/F 5/F 6/F 7/C 8/F 9/F 10/F	231470-6	141400	05.839.763/0001-44
RUSSELL INSTITUTIONAL FUNDS, LLC - RUSSELL MULTI-ASSET CORE PLUS FUND 1/F 2/F 3/F 4/F 5/F 6/F 7/F 8/F 9/F 10/F	242024-7	1300200	17.797.452/0001-49
SCHOOL EMPLOYEES RETIREMENT SYSTEM OF OHIO 1/F 2/F 3/F 4/F 5/F 6/F 7/C 8/F 9/F 10/F	241633-9	81200	06.943.446/0001-36
SCHWAB FUNDAMENTAL EMERGING MARKETS LARGE COMPANY INDEX ETF 1/F 2/F 3/F 4/F 5/F 6/F 7/F 8/F 9/F 10/F	242640-7	287830	18.407.136/0001-86
SCHWAB FUNDAMENTAL EMERGING MARKETS LARGE COMPANY INDEX FUND 1/F 2/F 3/F 4/F 5/F 6/F 7/F 8/F 9/F 10/F	219039-0	245416	09.294.359/0001-93
SMITHFIELD FOODS MASTER TRUST 1/F 2/F 3/F 4/F 5/F 6/F 7/F 8/F 9/F 10/F	240094-7	152287	08.875.328/0001-63
STATE OF OREGON 1/F 2/F 3/F 4/F 5/F 6/F 7/F 8/F 9/F 10/F	215018-5	386000	05.479.924/0001-36
STICHTING PGGM DEPOSITARY 1/F 2/F 3/F 4/F 5/F 6/F 7/C 8/F 9/F 10/F	232658-5	382136	10.916.752/0001-50
STICHTING PGGM DEPOSITARY 1/F 2/F 3/F 4/F 5/F 6/F 7/C 8/F 9/F 10/F	241084-5	216096	10.916.752/0001-50
THE BOARD OF REGENTS OF THE UNIVERSITY OF TEXAS SYSTEM 1/F 2/F 3/F 4/F 5/F 6/F 7/C 8/F 9/F 10/F	208655-0	99700	05.840.078/0001-38
THE GOVERNMENT OF THE PROVINCE OF ALBERTA 1/F 2/F 3/F 4/F 5/F 6/F 7/F 8/F 9/F 10/F	238273-6	118100	05.987.885/0001-88

THE ILLINOIS MUNICIPAL EMPLOYEES RETIREMENT FUND 1/F 2/F 3/F 4/F 5/F 6/F 7/C 8/F 9/F 10/F	**211530-4**	**176081**	07.237.235/0001-40
THE MONETARY AUTHORITY OF SINGAPORE 1/F 2/F 3/F 4/F 5/F 6/F 7/C 8/F 9/F 10/F	**210338-1**	**73200**	05.840.118/0001-41
THE TIFF KEYSTONE FUND, L.P. 1/F 2/F 3/F 4/F 5/F 6/F 7/C 8/F 9/F 10/F	**246274-8**	**220700**	20.750.828/0001-74
TIFF MULTI-ASSET FUND 1/F 2/F 3/F 4/F 5/F 6/F 7/C 8/F 9/F 10/F	**246273-0**	**683900**	08.295.080/0001-61
TRILOGY INVESTMENT FUNDS PLC 1/F 2/F 3/F 4/F 5/F 6/F 7/C 8/F 9/F 10/F	**242378-5**	**6023**	08.880.605/0001-26
UPS GROUP TRUST 1/F 2/F 3/F 4/F 5/F 6/F 7/F 8/F 9/F 10/F	**233831-1**	**94900**	11.410.513/0001-97
UTAH STATE RETIREMENT SYSTEMS 1/F 2/F 3/F 4/F 5/F 6/F 7/F 8/F 9/F 10/F	**211584-3**	**56800**	07.247.312/0001-43
VALERO ENERGY CORPORATION PENSION PLAN 1/F 2/F 3/F 4/F 5/F 6/F 7/F 8/F 9/F 10/F	**213080-0**	**127000**	07.516.659/0001-44
VANGUARD EMERGING MARKETS STOCK INDEX FUND 1/F 2/F 3/F 4/F 5/F 6/F 7/C 8/F 9/F 10/F	**215784-8**	**4888052**	08.552.466/0001-01
VANGUARD FTSE ALL-WORLD EX-US INDEX FUND, A SERIES OF VANGUARD INTERNATIONAL EQUITY INDEX FUNI 1/F 2/F 3/F 4/F 5/F 6/F 7/C 8/F 9/F 10/F	**216476-3**	**365399**	08.665.213/0001-44
VANGUARD FUNDS PUBLIC LIMITED COMPANY 1/F 2/F 3/F 4/F 5/F 6/F 7/C 8/F 9/F 10/F	**239021-6**	**57100**	14.541.061/0001-70
VANGUARD FUNDS PUBLIC LIMITED COMPANY 1/F 2/F 3/F 4/F 5/F 6/F 7/C 8/F 9/F 10/F	**239020-8**	**20300**	14.541.061/0001-70
VANGUARD TOTAL WORLD STOCK INDEX FUND, A SERIES OF VANGUARD INTERNATIONAL EQUITY INDEX FUNDS 1/F 2/F 3/F 4/F 5/F 6/F 7/C 8/F 9/F 10/F	**220176-6**	**26900**	09.559.612/0001-93
WASHINGTON STATE INVESTMENT BOARD 1/F 2/F 3/F 4/F 5/F 6/F 7/C 8/F 9/F 10/F	**240342-3**	**11800**	06.046.333/0001-38
WMC GEM SYSTEMATIC EQUITY FUND 1/F 2/F 3/F 4/F 5/F 6/F 7/F 8/F 9/F 10/F	**244469-3**	**43300**	19.847.906/0001-74
XEROX CORPORATION RETIREMENT & SAVINGS PLAN 1/F 2/F 3/F 4/F 5/F 6/F 7/C 8/F 9/F 10/F	**232478-7**	**24200**	10.910.284/0001-07

ITEM	(Qtd)	Descrição	(Voto)	Posição
1	(56)	A FAVOR	(F)	20.460.055
2	(56)	A FAVOR	(F)	20.460.055
3	(56)	A FAVOR	(F)	20.460.055
4	(56)	A FAVOR	(F)	20.460.055
5	(56)	A FAVOR	(F)	20.460.055
6	(56)	A FAVOR	(F)	20.460.055
7	(43)	CONTRA	(C)	14.335.329
7	(13)	A FAVOR	(F)	6.124.726
8	(56)	A FAVOR	(F)	20.460.055
9	(56)	A FAVOR	(F)	20.460.055
10	(56)	A FAVOR	(F)	20.460.055

1 / 1
30/12/2015

MESQUITA PEREIRA, MARCELINO, ALMEIDA, ESTEVES ADVOGADOS

LISTAGEM DE VOTOS - 9836

DADOS DA COMPANHIA

Companhia CENTRAIS ELETRICAS BRASILEIRAS S.A. ELETROBRAS
Custodiante ITAÚ UNIBANCO S.A.
Data do Evento 12/28/2015 03:00 PM
EVENTO - Assembléia Geral Extraordinária - 1a Convocação
ISIN - BRELETACNOR6 - ELET3

LEGENDA DE VOTO
(A) ABSTER
(C) CONTRA
(F) A FAVOR
(O) OUTROS

PASSAGEIRO	SK	POSIÇAO	CNPJ
KOPERNIK GLOBAL ALL-CAP EQUITY FUND (A SUB-FUND HEREBY REPRESENTED BY ITS UMBRELLA FUND HEPTA 1/F 2/F 3/F 4/F 5/F 6/F 7/C 8/F 9/F 10/F	9031-7	610400	19.919.759/0001-09
KOPERNIK GLOBAL ALL-CAP MASTER FUND, LP 1/F 2/F 3/F 4/F 5/F 6/F 7/C 8/F 9/F 10/F	8701-4	103100	18.637.186/0001-50
PUBLIC EMPLOYEES RETIREMENT ASSOCIATION OF NEW MEXICO 1/F 2/F 3/F 4/F 5/F 6/F 7/F 8/F 9/F 10/F	9454-1	6100	05.870.243/0001-02

ITEM	(Qtd)	Descrição	(Voto)	Posição
1	(3)	A FAVOR	(F)	719.600
2	(3)	A FAVOR	(F)	719.600
3	(3)	A FAVOR	(F)	719.600
4	(3)	A FAVOR	(F)	719.600
5	(3)	A FAVOR	(F)	719.600
6	(3)	A FAVOR	(F)	719.600
7	(2)	CONTRA	(C)	713.500
7	(1)	A FAVOR	(F)	6.100
8	(3)	A FAVOR	(F)	719.600
9	(3)	A FAVOR	(F)	719.600
10	(3)	A FAVOR	(F)	719.600

1 / 2
30/12/2015

MESQUITA PEREIRA, MARCELINO, ALMEIDA, ESTEVES ADVOGADOS

LISTAGEM DE VOTOS - 9836

DADOS DA COMPANHIA

Companhia **CENTRAIS ELETRICAS BRASILEIRAS S.A. ELETROBRAS**
Custodiante BANCO SANTANDER (BRASIL) S.A.
Data do Evento 12/28/2015 03:00 PM
EVENTO - Assembléia Geral Extraordinária - 1a Convocação
ISIN - BRELETACNOR6 - ELET3

LEGENDA DE VOTO
(A) ABSTER
(C) CONTRA
(F) A FAVOR
(O) OUTROS

PASSAGEIRO	SK	POSIÇAO	CNPJ
JP MORGAN CHASE BANK 1/O 2/O 3/O 4/O 5/O 6/O 7/O 8/O 9/O 10/O	55011955-	81371686	05.501.195/0001-77

ITEM	SK	JUSTIFICATIVA
1	55011955-4	41.678.270 - FAVOR 357.754 - AGAINST 103.575 - ABSTAIN
2	55011955-4	41.677.973 - FAVOR 358.055 - AGAINST 103.571 - ABSTAIN
3	55011955-4	41.677.768 - FAVOR 358.055 - AGAINST 103.776 - ABSTAIN
4	55011955-4	41.678.069 - FAVOR 357.554 - AGAINST 103.976 - ABSTAIN
5	55011955-4	41.677.970 - FAVOR 357.857 - AGAINST 103.772 - ABSTAIN
6	55011955-4	41.678.267 - FAVOR 357.556 - AGAINST 103.776 - ABSTAIN
7	55011955-4	35.890.752 - FAVOR 6.145.278 - AGAINST 103.569 - ABSTAIN
8	55011955-4	41.748.906 - FAVOR 355.599 - AGAINST 35.094 - ABSTAIN
9	55011955-4	41.750.956 - FAVOR 357.054 - AGAINST 31.589 - ABSTAIN
10	55011955-4	41.748.906 - FAVOR 357.399 - AGAINST 33.294 - ABSTAIN

1 / 1
30/12/2015

MESQUITA PEREIRA, MARCELINO, ALMEIDA, ESTEVES ADVOGADOS

LISTAGEM DE VOTOS - 9836

DADOS DA COMPANHIA

Companhia CENTRAIS ELETRICAS BRASILEIRAS S.A. ELETROBRAS
Custodiante J.P. MORGAN S.A. - DISTRIBUIDORA DE TÍTULOS E VALORES MOBILIÁRIOS
Data do Evento 12/28/2015 03:00 PM
EVENTO - Assembléia Geral Extraordinária - 1a Convocação
ISIN - BRELETACNOR6 - ELET3

LEGENDA DE VOTO
(A) ABSTER
(C) CONTRA
(F) A FAVOR
(O) OUTROS

PASSAGEIRO	SK	POSIÇAO	CNPJ
BRITISH COAL STAFF SUPERANNUATION SCHEME 1/F 2/F 3/F 4/F 5/F 6/F 7/C 8/F 9/F 10/F	260944-7	21800	97.539.061/0001-63
BUREAU OF LABOR FUNDS - LABOR RETIREMENT FUND 1/F 2/F 3/F 4/F 5/F 6/F 7/C 8/F 9/F 10/F	253791-8	16500	97.539.775/0001-71
BUREAU OF LABOR FUNDS - LABOR RETIREMENT FUND 1/F 2/F 3/F 4/F 5/F 6/F 7/C 8/F 9/F 10/F	253794-2	18400	97.539.775/0001-71
BUREAU OF LABOR FUNDS-LABOR PENSION FUND 1/F 2/F 3/F 4/F 5/F 6/F 7/C 8/F 9/F 10/F	253772-1	26200	97.539.774/0001-27
PUBLIC EMPLOYEES RETIREMENT SYSTEM OF OHIO 1/F 2/F 3/F 4/F 5/F 6/F 7/F 8/F 9/F 10/F	261023-2	288100	97.540.082/0001-07
THE BOEING COMPANY EMPLOYEE RETIREMENT PLANS MASTER TRUST 1/F 2/F 3/F 4/F 5/F 6/F 7/C 8/F 9/F 10/F	250680-0	388700	97.540.420/0001-00
THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ400045833 1/F 2/F 3/F 4/F 5/F 6/F 7/C 8/F 9/F 10/F	260018-0	14800	14.819.360/0001-24
VANGUARD TOTAL INTERNATIONAL STOCK INDEX FUND, A SERIES OF VANGUARD STAR FUNDS 1/F 2/F 3/F 4/F 5/F 6/F 7/C 8/F 9/F 10/F	251363-6	1853800	97.540.615/0001-42

ITEM	(Qtd)	Descrição	(Voto)	Posição
1	(8)	A FAVOR	(F)	2.628.300
2	(8)	A FAVOR	(F)	2.628.300
3	(8)	A FAVOR	(F)	2.628.300
4	(8)	A FAVOR	(F)	2.628.300
5	(8)	A FAVOR	(F)	2.628.300
6	(8)	A FAVOR	(F)	2.628.300
7	(7)	CONTRA	(C)	2.340.200
7	(1)	A FAVOR	(F)	288.100
8	(8)	A FAVOR	(F)	2.628.300
9	(8)	A FAVOR	(F)	2.628.300
10	(8)	A FAVOR	(F)	2.628.300

1 / 7
30/12/2015

MESQUITA PEREIRA, MARCELINO, ALMEIDA, ESTEVES ADVOGADOS

LISTAGEM DE VOTOS - 9836

DADOS DA COMPANHIA

Companhia CENTRAIS ELETRICAS BRASILEIRAS S.A. ELETROBRAS
Custodiante CITIBANK N.A.
Data do Evento 12/28/2015 03:00 PM
EVENTO - Assembléia Geral Extraordinária - 1a Convocação
ISIN - BRELETACNPB7 - ELET6

LEGENDA DE VOTO
(A) ABSTER
(C) CONTRA
(F) A FAVOR
(O) OUTROS

PASSAGEIRO	SK	POSIÇAO	CNPJ
ACADIAN EMERGING MARKETS EQUITY FUND 1/F 2/F 3/F 4/F 5/F 6/F 7/C 8/F 9/F 10/F	210788-3	87600	05.870.251/0001-40
ACADIAN EMERGING MARKETS SMALL CAP EQUITY FUND LLC 1/F 2/F 3/F 4/F 5/F 6/F 7/C 8/F 9/F 10/F	238743-6	530200	14.347.931/0001-75
ADVANCED SERIES TRUST - AST PARAMETRIC EMERGING MARKETS EQUITY PORTFOLIO 1/F 2/F 3/F 4/F 5/F 6/F 7/F 8/F 9/F 10/F	238643-0	74900	09.473.419/0001-35
ADVISORS INNER CIRCLE FUND - ACADIAN EMERGING MARKETS PORTFOLIO 1/F 2/F 3/F 4/F 5/F 6/F 7/C 8/F 9/F 10/F	240617-1	32900	05.838.458/0001-38
ALASKA PERMANENT FUND 1/F 2/F 3/F 4/F 5/F 6/F 7/C 8/F 9/F 10/F	233431-6	86747	07.496.349/0001-05
ALLIANCEBERNSTEIN DELAWARE BUSINESS TRUST - ALLIANCEBERNSTEIN INTERNATIONAL ALL-COUNTRY PASSI 1/F 2/F 3/F 4/F 5/F 6/F 7/C 8/F 9/F 10/F	240621-0	1900	16.573.566/0001-42
AT&T UNION WELFARE BENEFIT TRUST 1/F 2/F 3/F 4/F 5/F 6/F 7/C 8/F 9/F 10/F	213837-1	6012	07.633.745/0001-37
BELL ATLANTIC MASTER TRUST 1/F 2/F 3/F 4/F 5/F 6/F 7/C 8/F 9/F 10/F	205041-5	14100	05.986.853/0001-68
BELLSOUTH CORPORATION RFA VEBA TRUST 1/F 2/F 3/F 4/F 5/F 6/F 7/C 8/F 9/F 10/F	236712-5	5000	10.539.969/0001-99
BLACKROCK CDN MSCI EMERGING MARKETS INDEX FUND 1/F 2/F 3/F 4/F 5/F 6/F 7/C 8/F 9/F 10/F	235070-2	11800	12.055.149/0001-57
BLACKROCK INSTITUTIONAL TRUST COMPANY, N.A. 1/F 2/F 3/F 4/F 5/F 6/F 7/C 8/F 9/F 10/F	232000-5	1525832	05.838.687/0001-52
BRUNEI INVESTMENT AGENCY 1/F 2/F 3/F 4/F 5/F 6/F 7/C 8/F 9/F 10/F	232681-0	20200	08.410.307/0001-72
CAISSE DE DEPOT ET PLACEMENT DU QUEBEC 1/F 2/F 3/F 4/F 5/F 6/F 7/C 8/F 9/F 10/F	205926-9	285200	05.986.895/0001-07
CALIFORNIA PUBLIC EMPLOYEES RETIREMENT SYSTEM 1/F 2/F 3/F 4/F 5/F 6/F 7/F 8/F 9/F 10/F	214991-8	54700	05.479.187/0001-71
CALIFORNIA PUBLIC EMPLOYEES RETIREMENT SYSTEM 1/F 2/F 3/F 4/F 5/F 6/F 7/F 8/F 9/F 10/F	216914-5	1389800	05.479.187/0001-71
CALIFORNIA PUBLIC EMPLOYEES RETIREMENT SYSTEM 1/F 2/F 3/F 4/F 5/F 6/F 7/F 8/F 9/F 10/F	239747-4	49300	05.479.187/0001-71

CALIFORNIA PUBLIC EMPLOYEES RETIREMENT SYSTEM 1/F 2/F 3/F 4/F 5/F 6/F 7/F 8/F 9/F 10/F	220157-0	238100	05.479.187/0001-71
CF DV EMERGING MARKETS STOCK INDEX FUND 1/F 2/F 3/F 4/F 5/F 6/F 7/C 8/F 9/F 10/F	235769-3	8871	12.525.565/0001-71
CITY OF NEW YORK GROUP TRUST 1/F 2/F 3/F 4/F 5/F 6/F 7/C 8/F 9/F 10/F	243362-4	153200	07.506.906/0001-21
CITY OF NEW YORK GROUP TRUST 1/F 2/F 3/F 4/F 5/F 6/F 7/C 8/F 9/F 10/F	243359-4	49700	07.506.906/0001-21
CITY OF NEW YORK GROUP TRUST 1/F 2/F 3/F 4/F 5/F 6/F 7/C 8/F 9/F 10/F	243342-0	66500	07.506.906/0001-21
CITY OF NEW YORK GROUP TRUST 1/F 2/F 3/F 4/F 5/F 6/F 7/C 8/F 9/F 10/F	243360-8	163600	07.506.906/0001-21
CITY OF NEW YORK GROUP TRUST 1/F 2/F 3/F 4/F 5/F 6/F 7/C 8/F 9/F 10/F	243341-1	44700	07.506.906/0001-21
CITY OF NEW YORK GROUP TRUST 1/F 2/F 3/F 4/F 5/F 6/F 7/C 8/F 9/F 10/F	243510-4	90200	07.506.906/0001-21
COLLEGE RETIREMENT EQUITIES FUND 1/F 2/F 3/F 4/F 5/F 6/F 7/F 8/F 9/F 10/F	219048-9	269579	09.299.077/0001-89
COMMONWEALTH SUPERANNUATION CORPORATION 1/F 2/F 3/F 4/F 5/F 6/F 7/F 8/F 9/F 10/F	239913-2	9900	15.265.718/0001-87
DELAWARE VIP TRUST - DELAWARE VIP EMERGING MARKETS SERIES 1/F 2/F 3/F 4/F 5/F 6/F 7/C 8/F 9/F 10/F	218003-3	233700	09.037.958/0001-21
DREYFUS OPPORTUNITY FUNDS - DREYFUS STRATEGIC BETA EMERGING MARKETS EQUITY FUND 1/F 2/F 3/F 4/F 5/F 6/F 7/C 8/F 9/F 10/F	245216-5	9000	20.457.459/0001-26
EATON VANCE COLLECTIVE INVESTMENT TRUST FOR EMPLOYEE BENEFIT PLANS - EMERGING MARKETS EQUITY 1/F 2/F 3/F 4/F 5/F 6/F 7/F 8/F 9/F 10/F	219167-1	209700	09.330.486/0001-09
EMERGING MARKETS EQUITY INDEX MASTER FUND 1/F 2/F 3/F 4/F 5/F 6/F 7/C 8/F 9/F 10/F	235317-5	159700	12.228.139/0001-76
EMERGING MARKETS EQUITY INDEX PLUS FUND 1/F 2/F 3/F 4/F 5/F 6/F 7/C 8/F 9/F 10/F	235543-7	14800	12.400.443/0001-59
EMERGING MARKETS EX-CONTROVERSIAL WEAPONS EQUITY INDEX FUND B 1/F 2/F 3/F 4/F 5/F 6/F 7/C 8/F 9/F 10/F	238115-2	11400	97.538.814/0001-16
EMERGING MARKETS INDEX NON-LENDABLE FUND 1/F 2/F 3/F 4/F 5/F 6/F 7/C 8/F 9/F 10/F	232003-0	399100	08.474.379/0001-83
EMERGING MARKETS INDEX NON-LENDABLE FUND B 1/F 2/F 3/F 4/F 5/F 6/F 7/C 8/F 9/F 10/F	233863-0	163200	11.423.551/0001-84
EMERGING MARKETS SUDAN FREE EQUITY INDEX FUND 1/F 2/F 3/F 4/F 5/F 6/F 7/C 8/F 9/F 10/F	232002-1	17900	08.050.340/0001-39
EMPLOYEES RETIREMENT SYSTEM OF THE STATE OF HAWAII 1/F 2/F 3/F 4/F 5/F 6/F 7/F 8/F 9/F 10/F	242102-2	922000	05.839.004/0001-81
EVANGELICAL LUTHERAN CHURCH IN AMERICA BOARD OF PENSIONS 1/F 2/F 3/F 4/F 5/F 6/F 7/C 8/F 9/F 10/F	212283-1	6400	07.345.666/0001-20
FIDELITY SALEM STREET TRUST: FIDELITY SERIES GLOBAL EX U.S. INDEX FUND 1/F 2/F 3/F 4/F 5/F 6/F 7/C 8/F 9/F 10/F	232804-9	37800	11.030.600/0001-19
FIDELITY SALEM STREET TRUST: SPARTAN EMERGING MARKETS INDEX FUND 1/F 2/F 3/F 4/F 5/F 6/F 7/C 8/F 9/F 10/F	238289-2	32700	14.012.695/0001-36
FIDELITY SALEM STREET TRUST: SPARTAN GLOBAL EX U.S. INDEX FUND 1/F 2/F 3/F 4/F 5/F 6/F 7/C 8/F 9/F 10/F	238307-4	9900	14.027.986/0001-06

FIRST TRUST BRAZIL ALPHADEX FUND 1/F 2/F 3/F 4/F 5/F 6/F 7/C 8/F 9/F 10/F	237006-1	19775	13.296.956/0001-24
FIRST TRUST EMERGING MARKETS SMALL CAP ALPHADEX FUND 1/F 2/F 3/F 4/F 5/F 6/F 7/C 8/F 9/F 10/F	239614-1	84247	15.043.895/0001-19
FLORIDA RETIREMENT SYSTEM TRUST FUND 1/F 2/F 3/F 4/F 5/F 6/F 7/C 8/F 9/F 10/F	213334-5	62900	05.987.158/0001-10
FLORIDA STATE BOARD OF ADMINISTRATION 1/F 2/F 3/F 4/F 5/F 6/F 7/C 8/F 9/F 10/F	213448-1	44800	07.447.966/0001-10
FUTURE FUND BOARD OF GUARDIANS 1/F 2/F 3/F 4/F 5/F 6/F 7/C 8/F 9/F 10/F	231312-2	126300	08.857.563/0001-02
GMO GLOBAL REAL RETURN (UCITS) FUND, A SUB-FUND OF GMO FUNDS PLC 1/F 2/F 3/F 4/F 5/F 6/F 7/C 8/F 9/F 10/F	236983-7	420500	13.289.992/0001-60
GMO MEAN REVERSION FUND(ONSHORE), A SERIES OF GMO MASTER PORTFOLIOS(ONSHORE), L.P. 1/F 2/F 3/F 4/F 5/F 6/F 7/C 8/F 9/F 10/F	210741-7	20900	05.839.142/0001-60
GMO TRUST ON BEHALF OF ITS GMO TAX MANAGED INTERNATIONAL EQUITIES FUND 1/F 2/F 3/F 4/F 5/F 6/F 7/C 8/F 9/F 10/F	215666-3	20800	08.538.995/0001-50
HEWLETT-PACKARD COMPANY MASTER TRUST 1/F 2/F 3/F 4/F 5/F 6/F 7/C 8/F 9/F 10/F	233348-4	70500	07.418.638/0001-96
HP INVEST COMMON CONTRACTUAL FUND 1/F 2/F 3/F 4/F 5/F 6/F 7/C 8/F 9/F 10/F	233775-7	201800	11.390.926/0001-57
IBM 401(K) PLUS PLAN 1/F 2/F 3/F 4/F 5/F 6/F 7/C 8/F 9/F 10/F	207924-3	37705	05.839.219/0001-00
ILLINOIS STATE BOARD OF INVESTMENT 1/F 2/F 3/F 4/F 5/F 6/F 7/F 8/F 9/F 10/F	217890-0	10872	07.140.958/0001-27
ISHARES MSCI ACWI EX U.S. ETF 1/F 2/F 3/F 4/F 5/F 6/F 7/C 8/F 9/F 10/F	237971-9	96600	13.834.216/0001-02
ISHARES MSCI BRAZIL CAPPED ETF 1/F 2/F 3/F 4/F 5/F 6/F 7/C 8/F 9/F 10/F	231630-0	2889651	08.295.062/0001-80
ISHARES MSCI BRIC ETF 1/F 2/F 3/F 4/F 5/F 6/F 7/C 8/F 9/F 10/F	231616-4	24682	09.089.738/0001-41
ISHARES MSCI EMERGING MARKETS ETF 1/F 2/F 3/F 4/F 5/F 6/F 7/C 8/F 9/F 10/F	233154-6	1497337	11.184.311/0001-74
JAPAN TRUSTEE SERVICES BANK, LTD. RE: STB DAIWA EMERGING EQUITY FUNDAMENTAL INDEX MOTHER FUND 1/F 2/F 3/F 4/F 5/F 6/F 7/C 8/F 9/F 10/F	235177-6	5700	12.120.411/0001-08
JAPAN TRUSTEE SERVICES BANK, LTD. SMTB EMERGING EQUITY MOTHER FUND 1/F 2/F 3/F 4/F 5/F 6/F 7/C 8/F 9/F 10/F	245545-8	7400	20.841.924/0001-28
JOHN HANCOCK FUNDS II STRATEGIC EQUITY ALLOCATION FUND 1/F 2/F 3/F 4/F 5/F 6/F 7/C 8/F 9/F 10/F	239926-4	26804	15.272.738/0001-85
JOHN HANCOCK VARIABLE INSURANCE TRUST INTERNATIONAL EQUITY INDEX TRUST B 1/F 2/F 3/F 4/F 5/F 6/F 7/C 8/F 9/F 10/F	244935-0	4300	07.418.642/0001-54
LEGAL & GENERAL COLLECTIVE INVESTMENT TRUST 1/F 2/F 3/F 4/F 5/F 6/F 7/C 8/F 9/F 10/F	246770-7	3292	21.962.921/0001-05
LEGAL AND GENERAL ASSURANCE (PENSIONS MANAGEMENT) LTD. 1/F 2/F 3/F 4/F 5/F 6/F 7/C 8/F 9/F 10/F	235559-3	338700	05.479.777/0001-02
LEGAL AND GENERAL ASSURANCE (PENSIONS MANAGEMENT) LTD. 1/F 2/F 3/F 4/F 5/F 6/F 7/C 8/F 9/F 10/F	205591-3	667327	05.479.777/0001-02
LEGAL AND GENERAL ASSURANCE (PENSIONS MANAGEMENT) LTD. 1/F 2/F 3/F 4/F 5/F 6/F 7/C 8/F 9/F 10/F	243154-0	25200	05.479.777/0001-02

LEGAL AND GENERAL ASSURANCE (PENSIONS MANAGEMENT) LTD. 1/F 2/F 3/F 4/F 5/F 6/F 7/C 8/F 9/F 10/F	235477-5	54333	05.479.777/0001-02
LEGAL AND GENERAL ASSURANCE (PENSIONS MANAGEMENT) LTD. 1/F 2/F 3/F 4/F 5/F 6/F 7/C 8/F 9/F 10/F	240625-2	19800	05.479.777/0001-02
LEGAL AND GENERAL ASSURANCE (PENSIONS MANAGEMENT) LTD. 1/F 2/F 3/F 4/F 5/F 6/F 7/C 8/F 9/F 10/F	247154-2	16600	05.479.777/0001-02
LEGAL AND GENERAL ASSURANCE SOCIETY LIMITED 1/F 2/F 3/F 4/F 5/F 6/F 7/C 8/F 9/F 10/F	239868-3	94100	05.987.357/0001-29
LEGATO CAPITAL MANAGEMENT INVESTMENTS, LLC 1/F 2/F 3/F 4/F 5/F 6/F 7/F 8/F 9/F 10/F	247042-2	2028500	22.184.007/0001-43
MAINSTAY VP EMERGING MARKETS EQUITY PORTFOLIO 1/F 2/F 3/F 4/F 5/F 6/F 7/C 8/F 9/F 10/F	239561-7	159500	14.963.991/0001-12
MANAGED PENSION FUNDS LIMITED 1/F 2/F 3/F 4/F 5/F 6/F 7/C 8/F 9/F 10/F	209686-5	254900	05.839.435/0001-48
MANAGED PENSION FUNDS LIMITED 1/F 2/F 3/F 4/F 5/F 6/F 7/C 8/F 9/F 10/F	211042-6	14700	05.839.435/0001-48
MANAGED PENSION FUNDS LIMITED 1/F 2/F 3/F 4/F 5/F 6/F 7/C 8/F 9/F 10/F	233512-6	108800	05.839.435/0001-48
MARYLAND STATE RETIREMENT & PENSION SYSTEM 1/F 2/F 3/F 4/F 5/F 6/F 7/C 8/F 9/F 10/F	242754-3	11800	05.839.457/0001-08
MELLON BANK N.A EMPLOYEE BENEFIT COLLECTIVE INVESTMENT FUND PLAN 1/F 2/F 3/F 4/F 5/F 6/F 7/C 8/F 9/F 10/F	220311-4	151400	09.593.149/0001-04
MERCER QIF FUND PLC 1/F 2/F 3/F 4/F 5/F 6/F 7/C 8/F 9/F 10/F	245856-2	22600	14.988.221/0001-24
MINISTRY OF STRATEGY AND FINANCE 1/F 2/F 3/F 4/F 5/F 6/F 7/C 8/F 9/F 10/F	246605-0	62723	09.627.504/0001-00
MINISTRY OF STRATEGY AND FINANCE 1/F 2/F 3/F 4/F 5/F 6/F 7/C 8/F 9/F 10/F	239781-4	180900	09.627.504/0001-00
NATIONAL COUNCIL FOR SOCIAL SECURITY FUND 1/F 2/F 3/F 4/F 5/F 6/F 7/C 8/F 9/F 10/F	237302-8	4351	09.048.382/0001-06
NATIONAL COUNCIL FOR SOCIAL SECURITY FUND 1/F 2/F 3/F 4/F 5/F 6/F 7/C 8/F 9/F 10/F	236000-7	40600	09.048.382/0001-06
NATIONAL RAILROAD RETIREMENT INVESTMENT TRUST 1/F 2/F 3/F 4/F 5/F 6/F 7/C 8/F 9/F 10/F	215940-9	27100	08.434.859/0001-10
NAV CANADA PENSION PLAN 1/F 2/F 3/F 4/F 5/F 6/F 7/C 8/F 9/F 10/F	237158-0	45700	07.208.685/0001-05
NEW YORK STATE TEACHERS RETIREMENT SYSTEM 1/F 2/F 3/F 4/F 5/F 6/F 7/C 8/F 9/F 10/F	239713-0	99800	08.579.661/0001-25
NEW ZEALAND SUPERANNUATION FUND 1/F 2/F 3/F 4/F 5/F 6/F 7/C 8/F 9/F 10/F	217246-4	55500	06.943.444/0001-47
NORGES BANK 1/F 2/F 3/F 4/F 5/F 6/F 7/F 8/F 9/F 10/F	246329-9	12726300	05.839.607/0001-83
NORGES BANK 1/F 2/F 3/F 4/F 5/F 6/F 7/F 8/F 9/F 10/F	245633-0	341822	05.839.607/0001-83
NORTHERN EMERGING MARKETS EQUITY FUND 1/F 2/F 3/F 4/F 5/F 6/F 7/C 8/F 9/F 10/F	214639-0	102041	07.940.303/0001-33
NORTHERN TRUST COLLECTIVE ALL COUNTRY WORLD INDEX (ACWI) EX-US FUND-LENDING 1/F 2/F 3/F 4/F 5/F 6/F 7/C 8/F 9/F 10/F	244531-2	27819	19.874.517/0001-38

NORTHERN TRUST COLLECTIVE EMERGING MARKETS INDEX FUND-LENDING 1/F 2/F 3/F 4/F 5/F 6/F 7/C 8/F 9/F 10/F	244532-0	927	19.874.519/0001-27
NTGI - QM COMMON DAILY ALL COUNTRY WORLD EX-US EQUITY INDEX FUND - LENDING 1/F 2/F 3/F 4/F 5/F 6/F 7/C 8/F 9/F 10/F	213881-9	9854	07.647.892/0001-66
NTGI - QM COMMON DAILY ALL COUNTRY WORLD EX-US INVESTABLE MARKET INDEX FUND - LENDING 1/F 2/F 3/F 4/F 5/F 6/F 7/C 8/F 9/F 10/F	230131-0	2800	09.627.507/0001-44
NTGI - QM COMMON DAILY EMERGING MARKETS EQUITY INDEX FUND - LENDING 1/F 2/F 3/F 4/F 5/F 6/F 7/C 8/F 9/F 10/F	217679-6	1651	08.978.925/0001-13
NTGI - QM COMMON DAILY EMERGINGMARKETS EQUITY INDEX FUND-NON LENDING 1/F 2/F 3/F 4/F 5/F 6/F 7/C 8/F 9/F 10/F	234829-5	26400	11.906.626/0001-88
NTGI - QUANTITATIVE MANAGEMENT COLLECTIVE FUNDS TRUST 1/F 2/F 3/F 4/F 5/F 6/F 7/C 8/F 9/F 10/F	234908-9	296609	07.418.667/0001-58
NZAM EM8 EQUITY PASSIVE FUND 1/F 2/F 3/F 4/F 5/F 6/F 7/C 8/F 9/F 10/F	241940-0	8000	17.702.087/0001-41
POPLAR TREE FUND OF AMERICAN INVESTMENT TRUST 1/F 2/F 3/F 4/F 5/F 6/F 7/C 8/F 9/F 10/F	233140-6	68000	11.176.599/0001-35
POWERSHARES FTSE RAFI EMERGING MARKETS PORTFOLIO 1/F 2/F 3/F 4/F 5/F 6/F 7/C 8/F 9/F 10/F	218024-6	164700	09.063.320/0001-65
PUBLIC EMPLOYEE RETIREMENT SYSTEM OF IDAHO 1/F 2/F 3/F 4/F 5/F 6/F 7/C 8/F 9/F 10/F	204548-9	35500	05.987.640/0001-50
PUBLIC SECTOR PENSION INVESTMENT BOARD 1/F 2/F 3/F 4/F 5/F 6/F 7/F 8/F 9/F 10/F	218392-0	63600	09.163.555/0001-29
PYRAMIS GLOBAL EX U.S. INDEX FUND LP 1/F 2/F 3/F 4/F 5/F 6/F 7/C 8/F 9/F 10/F	245359-5	20300	12.976.913/0001-27
SCHWAB FUNDAMENTAL EMERGING MARKETS LARGE COMPANY INDEX ETF 1/F 2/F 3/F 4/F 5/F 6/F 7/F 8/F 9/F 10/F	242640-7	208621	18.407.136/0001-86
SCHWAB FUNDAMENTAL EMERGING MARKETS LARGE COMPANY INDEX FUND 1/F 2/F 3/F 4/F 5/F 6/F 7/F 8/F 9/F 10/F	219039-0	170520	09.294.359/0001-93
SCRI ROBECO INSTITUTIONEEL EMERGING MARKETS QUANT FONDS 1/F 2/F 3/F 4/F 5/F 6/F 7/F 8/F 9/F 10/F	216856-4	369500	08.774.528/0001-20
SMITHFIELD FOODS MASTER TRUST 1/F 2/F 3/F 4/F 5/F 6/F 7/F 8/F 9/F 10/F	240094-7	177703	08.875.328/0001-63
SOUTHERN CA EDISON CO NUCLEAR FAC QUAL CPUC DECOM M T FOR SAN ONOFRE AND PALO VERDE NUC GEN S' 1/F 2/F 3/F 4/F 5/F 6/F 7/C 8/F 9/F 10/F	210398-5	3754	05.839.927/0001-33
SSGA EMERGING MARKETS FUND 1/F 2/F 3/F 4/F 5/F 6/F 7/C 8/F 9/F 10/F	204596-9	356896	05.987.743/0001-10
SSGA MSCI BRAZIL INDEX NON-LENDING QP COMMON TRUST FUND 1/F 2/F 3/F 4/F 5/F 6/F 7/C 8/F 9/F 10/F	206324-0	638662	05.986.881/0001-85
STATE OF MINNESOTA STATE EMPLOYEES RETIREMENT PLAN 1/F 2/F 3/F 4/F 5/F 6/F 7/C 8/F 9/F 10/F	208921-4	10000	05.987.750/0001-12
STATE OF NEW JERSEY COMMON PENSION FUND D 1/F 2/F 3/F 4/F 5/F 6/F 7/C 8/F 9/F 10/F	247565-3	33800	05.985.013/0001-80
STATE OF WINSCONSIN INVESTMENT BOARD MASTER TRUST 1/F 2/F 3/F 4/F 5/F 6/F 7/C 8/F 9/F 10/F	205143-8	7200	05.987.756/0001-90
STATE STREET ACTIVE EMERGING MARKETS SECURITIES LENDING COMMON TRUST FUND 1/F 2/F 3/F 4/F 5/F 6/F 7/C 8/F 9/F 10/F	207944-8	101318	05.838.927/0001-19
STATE STREET BANK AND TRUST COMPANY INVESTMENT FUNDS FOR TAX EXEMPT RETIREMENT PLANS 1/F 2/F 3/F 4/F 5/F 6/F 7/C 8/F 9/F 10/F	210746-8	75679	05.839.952/0001-17

STATE STREET BANK AND TRUST COMPANY INVESTMENT FUNDS FOR TAX EXEMPT RETIREMENT PLANS 1/F 2/F 3/F 4/F 5/F 6/F 7/C 8/F 9/F 10/F	210747-6	437319	05.839.952/0001-17
STICHTING PGGM DEPOSITARY 1/F 2/F 3/F 4/F 5/F 6/F 7/C 8/F 9/F 10/F	232658-5	460084	10.916.752/0001-50
STICHTING PGGM DEPOSITARY 1/F 2/F 3/F 4/F 5/F 6/F 7/C 8/F 9/F 10/F	241084-5	147641	10.916.752/0001-50
TD EMERALD HEDGED ALL COUNTRY WORLD INDEX EQUITY POOLED FUND TRUST 1/F 2/F 3/F 4/F 5/F 6/F 7/C 8/F 9/F 10/F	244885-0	1524	20.162.254/0001-13
TEACHER RETIREMENT SYSTEM OF TEXAS 1/F 2/F 3/F 4/F 5/F 6/F 7/C 8/F 9/F 10/F	212097-9	87927	05.840.054/0001-89
TEACHER RETIREMENT SYSTEM OF TEXAS 1/F 2/F 3/F 4/F 5/F 6/F 7/C 8/F 9/F 10/F	234161-4	273700	05.840.054/0001-89
TEACHER RETIREMENT SYSTEM OF TEXAS 1/F 2/F 3/F 4/F 5/F 6/F 7/C 8/F 9/F 10/F	231235-5	91859	05.840.054/0001-89
TEACHERS RETIREMENT SYSTEM OF THE STATE OF ILLINOIS 1/F 2/F 3/F 4/F 5/F 6/F 7/C 8/F 9/F 10/F	241199-0	11200	07.191.420/0001-41
TEACHERS' RETIREMENT ALLOWANCES FUND 1/F 2/F 3/F 4/F 5/F 6/F 7/C 8/F 9/F 10/F	209087-5	7100	05.840.056/0001-78
THE CALIFORNIA STATE TEACHERS RETIREMENT SYSTEM 1/F 2/F 3/F 4/F 5/F 6/F 7/C 8/F 9/F 10/F	247411-8	113500	05.987.860/0001-84
THE MONETARY AUTHORITY OF SINGAPORE 1/F 2/F 3/F 4/F 5/F 6/F 7/C 8/F 9/F 10/F	210338-1	60600	05.840.118/0001-41
THE NATURE CONSERVANCY 1/F 2/F 3/F 4/F 5/F 6/F 7/C 8/F 9/F 10/F	210756-5	3900	05.870.286/0001-80
THE NOMURA TRUST AND BANKING CO., LTD. RE: INTERNATIONAL EMERGING STOCK INDEX MSCI EMERGING N 1/F 2/F 3/F 4/F 5/F 6/F 7/C 8/F 9/F 10/F	214798-2	2300	07.990.798/0001-05
THE PENSION RESERVES INVESTMENT MANAGEMENT BOARD 1/F 2/F 3/F 4/F 5/F 6/F 7/C 8/F 9/F 10/F	207772-0	119611	05.987.917/0001-45
THE STATE TEACHERS RETIREMENT SYSTEM OF OHIO 1/F 2/F 3/F 4/F 5/F 6/F 7/C 8/F 9/F 10/F	243698-4	70487	07.516.648/0001-64
THE TIFF KEYSTONE FUND, L.P. 1/F 2/F 3/F 4/F 5/F 6/F 7/C 8/F 9/F 10/F	246274-8	438900	20.750.828/0001-74
TIAA-CREF FUNDS - TIAA-CREF EMERGING MARKETS EQUITY INDEX FUND 1/F 2/F 3/F 4/F 5/F 6/F 7/F 8/F 9/F 10/F	235093-1	73992	12.068.062/0001-14
TIFF MULTI-ASSET FUND 1/F 2/F 3/F 4/F 5/F 6/F 7/C 8/F 9/F 10/F	246273-0	2134300	08.295.080/0001-61
TRUST & CUSTODY SERVICES BANK, LTD. RE: EMERGING EQUITY PASSIVE MOTHER FUND 1/F 2/F 3/F 4/F 5/F 6/F 7/C 8/F 9/F 10/F	231198-7	23250	10.419.219/0001-83
UAW RETIREE MEDICAL BENEFITS TRUST 1/F 2/F 3/F 4/F 5/F 6/F 7/C 8/F 9/F 10/F	245540-7	5900	11.398.977/0001-25
UAW RETIREE MEDICAL BENEFITS TRUST 1/F 2/F 3/F 4/F 5/F 6/F 7/C 8/F 9/F 10/F	245534-2	3700	11.398.977/0001-25
UAW RETIREE MEDICAL BENEFITS TRUST 1/F 2/F 3/F 4/F 5/F 6/F 7/C 8/F 9/F 10/F	245539-3	6900	11.398.977/0001-25
UPS GROUP TRUST 1/F 2/F 3/F 4/F 5/F 6/F 7/F 8/F 9/F 10/F	233831-1	118900	11.410.513/0001-97
UTAH STATE RETIREMENT SYSTEMS 1/F 2/F 3/F 4/F 5/F 6/F 7/F 8/F 9/F 10/F	211584-3	41400	07.247.312/0001-43

1 / 1
30/12/2015

MESQUITA PEREIRA, MARCELINO, ALMEIDA, ESTEVES ADVOGADOS

LISTAGEM DE VOTOS - 9836

DADOS DA COMPANHIA

Companhia CENTRAIS ELETRICAS BRASILEIRAS S.A. ELETROBRAS
Custodiante ITAÚ UNIBANCO S.A.
Data do Evento 12/28/2015 03:00 PM
EVENTO - Assembléia Geral Extraordinária - 1a Convocação
ISIN - BRELETACNPB7 - ELET6

LEGENDA DE VOTO
(A) ABSTER
(C) CONTRA
(F) A FAVOR
(O) OUTROS

PASSAGEIRO	SK	POSIÇAO	CNPJ
ACADIAN ALL COUNTRY W EX US LS FUND 1/F 2/F 3/F 4/F 5/F 6/F 7/C 8/F 9/F 10/F	5796-4	14200	07.622.449/0001-30
KOPERNIK GLOBAL ALL-CAP EQUITY FUND (A SUB-FUND HEREBY REPRESENTED BY ITS UMBRELLA FUND HEPTA(1/F 2/F 3/F 4/F 5/F 6/F 7/C 8/F 9/F 10/F	9031-7	1132488	19.919.759/0001-09
KOPERNIK GLOBAL ALL-CAP MASTER FUND, LP 1/F 2/F 3/F 4/F 5/F 6/F 7/C 8/F 9/F 10/F	8701-4	1099184	18.637.186/0001-50
KOPERNIK GLOBAL REAL ASSET FUND, LP 1/F 2/F 3/F 4/F 5/F 6/F 7/C 8/F 9/F 10/F	8703-0	38369	18.637.187/0001-02
KOPERNIK GLOBAL UNCONSTRAINED MASTER FUND, LP 1/F 2/F 3/F 4/F 5/F 6/F 7/C 8/F 9/F 10/F	8702-2	100567	18.637.188/0001-49
MOST DIVERSIFIED PORTFOLIO SICAV 1/F 2/F 3/F 4/F 5/F 6/F 7/C 8/F 9/F 10/F	9129-1	1605800	20.349.182/0001-18
PUBLIC EMPLOYEES RETIREMENT ASSOCIATION OF NEW MEXICO 1/F 2/F 3/F 4/F 5/F 6/F 7/F 8/F 9/F 10/F	9454-1	35400	05.870.243/0001-02

ITEM	(Qtd)	Descrição	(Voto)	Posição
1	(7)	A FAVOR	(F)	4.026.008
2	(7)	A FAVOR	(F)	4.026.008
3	(7)	A FAVOR	(F)	4.026.008
4	(7)	A FAVOR	(F)	4.026.008
5	(7)	A FAVOR	(F)	4.026.008
6	(7)	A FAVOR	(F)	4.026.008
7	(6)	CONTRA	(C)	3.990.608
7	(1)	A FAVOR	(F)	35.400
8	(7)	A FAVOR	(F)	4.026.008
9	(7)	A FAVOR	(F)	4.026.008
10	(7)	A FAVOR	(F)	4.026.008

1 / 2
30/12/2015

MESQUITA PEREIRA, MARCELINO, ALMEIDA, ESTEVES ADVOGADOS

LISTAGEM DE VOTOS - 9836

DADOS DA COMPANHIA

Companhia CENTRAIS ELETRICAS BRASILEIRAS S.A. ELETROBRAS
Custodiante J.P. MORGAN S.A. - DISTRIBUIDORA DE TÍTULOS E VALORES MOBILIÁRIOS
Data do Evento 12/28/2015 03:00 PM
EVENTO - Assembléia Geral Extraordinária - 1a Convocação
ISIN - BRELETACNPB7 - ELET6

LEGENDA DE VOTO
(A) ABSTER
(C) CONTRA
(F) A FAVOR
(O) OUTROS

PASSAGEIRO	SK	POSIÇAO	CNPJ
AQR FUNDS - AQR TM EMERGING MULTI-STYLE FUND 1/F 2/F 3/F 4/F 5/F 6/F 7/C 8/F 9/F 10/F	261781-4	69500	21.695.373/0001-02
BUREAU OF LABOR FUNDS - LABOR RETIREMENT FUND 1/F 2/F 3/F 4/F 5/F 6/F 7/C 8/F 9/F 10/F	253791-8	11000	97.539.775/0001-71
BUREAU OF LABOR FUNDS - LABOR RETIREMENT FUND 1/F 2/F 3/F 4/F 5/F 6/F 7/C 8/F 9/F 10/F	253792-6	29900	97.539.775/0001-71
BUREAU OF LABOR FUNDS - LABOR RETIREMENT FUND 1/F 2/F 3/F 4/F 5/F 6/F 7/C 8/F 9/F 10/F	253794-2	14100	97.539.775/0001-71
BUREAU OF LABOR FUNDS-LABOR PENSION FUND 1/F 2/F 3/F 4/F 5/F 6/F 7/C 8/F 9/F 10/F	253773-0	18102	97.539.774/0001-27
BUREAU OF LABOR FUNDS-LABOR PENSION FUND 1/F 2/F 3/F 4/F 5/F 6/F 7/C 8/F 9/F 10/F	253772-1	22300	97.539.774/0001-27
BUREAU OF LABOR FUNDS-LABOR PENSION FUND 1/F 2/F 3/F 4/F 5/F 6/F 7/C 8/F 9/F 10/F	252107-8	2100	97.539.774/0001-27
FIDELITY INVESTMENT FUNDS - FIDELITY INDEX EMERGING MARKETS FUND 1/F 2/F 3/F 4/F 5/F 6/F 7/C 8/F 9/F 10/F	261336-3	3600	19.808.696/0001-05
JNL/MELLON CAPITAL EMERGING MARKETS INDEX FUND 1/F 2/F 3/F 4/F 5/F 6/F 7/C 8/F 9/F 10/F	259002-9	57200	13.981.241/0001-00
OHIO POLICE AND FIRE PENSION FUND 1/F 2/F 3/F 4/F 5/F 6/F 7/C 8/F 9/F 10/F	260469-0	155400	16.870.815/0001-61
PUBLIC EMPLOYEES RETIREMENT SYSTEM OF OHIO 1/F 2/F 3/F 4/F 5/F 6/F 7/F 8/F 9/F 10/F	261021-6	33500	97.540.082/0001-07
STATE OF NEW MEXICO STATE INVESTMENT COUNCIL 1/F 2/F 3/F 4/F 5/F 6/F 7/C 8/F 9/F 10/F	252559-6	7870	97.540.267/0001-03
THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ400045828 1/F 2/F 3/F 4/F 5/F 6/F 7/C 8/F 9/F 10/F	261456-4	192500	20.196.632/0001-80
THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ400045829 1/F 2/F 3/F 4/F 5/F 6/F 7/C 8/F 9/F 10/F	261457-2	208900	20.196.633/0001-24
THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ400045833 1/F 2/F 3/F 4/F 5/F 6/F 7/C 8/F 9/F 10/F	260018-0	6000	14.819.360/0001-24
THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ400045835 1/F 2/F 3/F 4/F 5/F 6/F 7/C 8/F 9/F 10/F	260020-2	701000	14.819.363/0001-68

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 5, 2016
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.